NAME OF REGISTRANT:
Franklin Tax-Advantaged International Bond Fund
File No. 811-4849

Exhibit Item No. 77C:
Submission of matters to a vote of
security holders.

At an adjournment to the April 18, 1997, special meeting of partners of the registrant, the following item was voted upon:

1.  To approve the adoption a Plan of
Dissolution and Complete Liquidation
for the Franklin Tax-Advantaged
International Bond Fund.

For			Against
1,359,735		12,444